Exhibit 21.1

Subsidiaries of Conifer Holdings, Inc.

Subsidiary	State of Formation
American Colonial Insurance Company	Florida
American Colonial Insurance Services f/k/a EGI Insurance Services (Florida)	Florida
Conifer Insurance Company	Michigan
Main Street Systems, Inc. (dba Alarm Insurance Agency)	Connecticut
Red Cedar Insurance Company	District of Columbia
Sycamore Insurance Agency	Michigan
Venture Agency Holdings, Inc.	Michigan
White Pine Insurance Company	Michigan